CHAPARRAL
                            CHAPARRAL RESOURCES, INC.





December 6, 2000


Via EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

          Re: Withdrawal of Chaparral Resources Inc. Registration Statement on Form S-3 (Registration No. 333-34086)

Ladies and Gentlemen:

     We refer to Registration Statement on Form S-3 (Registration No. 333-34086) (the "Registration Statement") filed by Chaparral Resources Inc., a Delaware corporation (the "Company"), on April 5, 2000. No securities have been offered or sold under the Registration Statement. The Company obtained the funding contemplated by the Registration Statement by alternative means. As a result, the Company hereby respectfully requests that the Registration Statement be withdrawn in accordance with Rules 477(a) and (c) under the Securities Act of 1933, as amended.

                                             Very truly yours,

                                             CHAPARRAL RESOURCES INC.


                                             By: /s/ Michael B. Young
                                             ------------------------
                                             Michael B. Young
                                             Treasurer and Controller







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